

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2011

<u>Via E-mail</u>
Ms. Donna Dellomo
Chief Financial Officer
Perfumania Holdings, Inc.
35 Sawgrass Drive, Suite 2
Bellport, NY 11713

> **Re:** **Perfumania Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2010**
> **Filed April 30, 2010**
> **Form 10-Q for the Fiscal Quarter Ended May 1, 2010**
> **Filed June 15, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 23, 2010**
> **File No. 0-19714**

Dear Ms. Dellomo:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Branch Chief